

June 22, 2009

Mr. William Tay
President and Director
Empire Asia Resources Corp.
305 Madison Avenue, Suite 1166
New York, NY 10165

> **Re:** **Empire Asia Resources Corp.**
> **Form 10**
> **File No. 0-53682**
> **Filed May 26, 2009**

Dear Mr. Tay:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. To facilitate this, please paginate the amendment. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

2. The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange

Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act. Because this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. You may contact us if you need to discuss this alternative.

Forward-looking Statements

3.   You are not currently subject to the reporting requirements of Exchange Act Sections 13(a) or 15(d). Therefore, the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply. If you retain this section, please revise it to eliminate any suggestion that the statements to which you refer are "forward looking statements" within the meaning of federal securities law. We refer you to Exchange Act Section 21E in general and Section 21E(a)(1) in particular.

Description of Business

4.   Please expand your disclosure to discuss the organizational efforts the company has been engaged in since inception. Considering your lack of capital and the substantial costs involved, please discuss the efforts you will engage in to locate a target company and how you will fund such efforts. Include similar disclosure in your Management's Discussion and Analysis section.

Perceived Benefits

5.   We note you disclose the perceived benefits of being a reporting company. Further, we note the sentence near the end of the section indicating that "[a]ny private company could seek to become public by filing their own registration statement [] and avoid compensating us in any manner and therefore there may be no perceived benefit to any private company seeking a business combination with us as we are obligated under SEC Rules to file a Form 8-K with the SEC within four (4) days of completing a business combination which would include information required by Form 10 on the private company." Please provide a more balanced disclosure of the perceived benefits of being a reporting company and the counterargument cited above. In the balanced disclosure, also take into account the consideration that a private company would have to provide to you in such a transaction.

Form of Acquisition

6.   We note your disclosure that the investigation of a specific business opportunity will require "substantial management time and attention." In addition, we note your disclosure stating your officers and directors will devote "very limited time" to the company "until the acquisition of a successful business opportunity has been identified." Please revise to disclose the specific amount of time management will devote to the company each week.

Risk Factors

7. Many of your risk factors state that "there can be no assurance" or use similar language, when the real risk is not your inability to give assurance but the underlying situation. Please revise to eliminate all such language from this section.

Our Business is Difficult to Evaluate…

8. We note your statements that you have "only minimal assets," but in reality, you have no assets. Please revise your statement to more accurately indicate that you have no assets.

Directors and Executive Officers

9. Expand the biographical sketch for Mr. Tay to identify the entities with which he was employed and to specify with precision his business experience for the last five years, leaving no gaps as to time. In addition, indicate whether Mr. Tay has held other directorships in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940. See Item 401(e)(2) of Regulation S-K. In particular, please disclose any prior or current involvement by Mr. Tay in the formation, registration, or operation of another public shell company.

Description of Registrant's Securities to be Registered

10. We note from the cover page and explanatory note that you are not registering preferred shares. Further, we note the description of your preferred stock in this section. Please uniformly indicate throughout your filing the class or classes of securities to be registered.

Financial Statements

Statement of Cash Flows

11. We note you report an amount identified as 'Changes in working capital' within the computation of cash flows from operating activities. We further note from your disclosure that such amount relates to organizational start-up costs funded by the founding shareholder of the Company. Please tell us why you believe classification of this amount as an operating activity within the statement of cash flows is appropriate, rather than a financing activity. Please refer to paragraphs 15 – 24 of SFAS 95 for additional guidance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director